Exhibit 99.1

Can-Fite: Topical Administration of CF602 Fully Recovers Erectile Dysfunction in Diabetic Model

●	Issued Patents in major markets including the U.S., Australia, China, and Japan

PETACH TIKVA, Israel, March 18, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced new data from a preclinical study of its drug candidate CF602 in the treatment of erectile dysfunction (ED) in diabetes experimental model.

The study evaluated the efficacy of topically applied CF602 in a 4-cohort study with diabetic Sprague-Dawley (SD) rats receiving placebo; 100nM CF602; 500nM CF602. Naïve rats served as a comparative negative control. ED was assessed by tracing Intracavernuous Pressure (ICP) under cavernous nerve stimulation.

Treatment with CF602 at a dose of 500 nM resulted in statistically significant improvement of erectile dysfunction compared to vehicle treated controls when measured in a two-way ANOVA followed by Bonferroni multiple comparisons post-hoc analysis (p<0.001). The improvement was even better than recorded for the naïve animals group. Efficacy was dose-dependent.

“Based on these very compelling data, we believe CF602 is an ideal candidate for development due to the topical drug’s proven efficacy in a diabetes pre-clinical model, and the massive size of the ED market. ED is a common complication of diabetes and is difficult to treat with systemic drugs due to the high risk profile of these patients. As a topical formulation, CF602 may offer distinct safety and efficacy advantages over oral ED drugs on the market today,” stated Can-Fite CEO Dr. Pnina Fishman.

Diabetic patients reportedly experience more severe ED and are diagnosed 10–15 years earlier than the general population. According to the American Diabetes Association, approximately 30 million Americans have diabetes mellitus in the U.S. It is estimated that 35-75% of men with diabetes mellitus suffer from ED.

Grand View Research estimates the value of the ED therapeutic market will reach approximately $3.2 billion by 2022.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114